Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	2006	2007	2008	2009	2010
Income from continuing operations before income tax	$398,222	$510,496	$480,817	$586,177	$597,738

Add:
Fixed charges	149,766	207,835	269,020	286,302	420,778
Amortization of capitalized interest	5,537	6,652	8,244	10,163	11,677

Less:
Interest capitalized	14,758	7,251	10,345	12,472	10,814
Equity in (losses) gains of unconsolidated affiliates	—	—	—	—	—
Losses attributable to minority interests	—	—	—	—	—

Earnings as adjusted	$538,767	$717,732	$747,736	$870,170	$1,019,379

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$104,858	$160,642	$205,516	$218,844	$342,204
Interest capitalized	14,758	7,251	10,345	12,472	10,814
Portion of rent expense representative of interest (30%)	30,150	39,942	53,159	54,986	67,760

Fixed charges	$149,766	$207,835	$269,020	$286,302	$420,778

Ratio of earnings to fixed charges	3.60	3.45	2.78	3.04	2.42